

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 1-27-03
1-01105



03017651

March 20, 2003

John W. Thomson
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: AT&T Corp.
Incoming letter dated January 27, 2003

Dear Mr. Thomson:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to AT&T by Joseph E. Kuklo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph E. Kuklo
110 Keene St.
Moscow, PA 18444



John W. Thomson

Room 3A140
One AT&T Way
Bedminster, NJ 07921
908 532-1901
FAX 908 901-4710

January 27, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Joseph E. Kuklo
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Joseph E. Kuklo (the "Proponent") by letter dated August 8, 2002 and received by the Company on August 12, 2002. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Proposal requests that "the Top Salary be capped at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)and RULE 14a-8(f)(1)IF THE PROPONENT IS NOT A RECORD OR BENEFICIAL OWNER OF A LEAST 1% OR $2,000 IN MARKET VALUE OF SECURITIES ENTITLED FOR VOTE

Under Rule 14a-8(b)(1), the Proponent shall be a record or beneficial owner of at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the meeting and have held such securities for at least one year and shall continue to own such securities through the date on which the meeting is held. On the date his submission was received, August 12, 2002, the Proponent was the record owner of 140 shares of AT&T Corp. common stock in three separate accounts (see attached). According to Staff Legal Bulletin No. 14, dated July 13, 2001, the market value of a shareholder's securities is determined by looking at whether, "on any date within 60 calendar days before the date the shareholder submits the proposal[1], the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices". During the 60 calendar day period, June 12, 2002 to August 12, 2002, the highest average of the bid and ask prices at which AT&T common stock traded on the New York Stock Exchange (see attached) was $10.65 on June 28, 2002. Accordingly, the value of the Proponent's holdings never exceeded $1,439.20 during this period. The Company notified Proponent of this procedural deficiency in a letter (see attached) dated August 16, 2002 (sent within 14 calendar days after receiving the Proposal on August 12, 2002) advising the Proponent that "the SEC rule requires that the proponent of a proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal". In his response dated August 21, 2002 (see attached) the Proponent conceded his failure to own $2,000 in market value stating that "at the next annual

---

[1] The Company assumed the date of submission to be the date that we received the Proposal not the date of the Proposal, but the result would be the same regardless of the date chosen.

AT&T shareholders meeting, the market value of these (3) AT&T accounts will be achieved." This undertaking is obviously insufficient since according to Rule 14a-8(b)(i) the Proponent has to hold the securities for at least one year prior to the date of the submission. See also Division of Corporate Finance, Securities and Exchange Commission, Staff Legal Bulletin No. 14, July 13, 2002, at p. 11. Since Proponent failed to satisfy the requirement of ownership of securities with a value of at least $2,000, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Actuant Corp., October 9, 2002.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson

Enclosures

Date 8 AUG 2002

Accounts:
26620-9128
26620-9229
50450-3953

A T & T CORP.
% Secretary
295 N. Maple Ave.
BASKING RIDGE, NJ 07920

Sir/Ma'am :

With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-findings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis-management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of THREE accounts, totaling 140 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,

Joseph E. Kuklo
Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

PH# 1-570-842-7872

Gallagher,Joseph P (Joe) - EXEC

From: bheffernan@Equiserve.com
Sent: Friday, August 16, 2002 12:45 PM
To: Gallagher,Joseph P (Joe) - EXEC
Subject: Joseph Kuklo


pic16308.pcx


pic09320.pcx


pic22897.pcx

---------------------- Forwarded by Brian S Heffernan/CTN/EquiServe on 08/16/2002 12:44 PM ---------------------------

From: Brian S Heffernan on 08/15/2002 04:09 PM

To: jpgallegher@att.com
cc:

Subject: Joseph Kuklo

Joe, It appears he sold 50 shares from each account over the past year. Please call me if I can be of further assistance (781-575-3523)

Regards,
Brian

Account 26620-9128

(Embedded image moved to file: pic16308.pcx)

Balance 8/8/2001: 96.4070
Balance 8/8/2002: 47.1860

Account 26620-9229

(Embedded image moved to file: pic09320.pcx)

Balance 8/8/2001: 93.72
Balance 8/8/2002: 44.472

Account 50450-3953

(Embedded image moved to file: pic22897.pcx)

Balance 8/8/2001: 99.872
Balance 8/8/2002: 50.6870

INSTS INQ SHARE TYPE SUMMARY 08/15/02 16:02:48 BBH6490I

B K B STOCK TRANSFER SYSTEM STSDB0RC

COMPANY 4900 AT&T CORP ISSUE 10 COMMON

TIN 166465982 SHORT NAME TEPETH11 BE ID ACCT NUM 504503953

SHARE TYPE DRP NOMINEE AS OF 08/15/2002 OPTION ALL

THERESA G:TEPE &

SHARE BALANCE 50.6870 JOSEPH E KUKLO JT TEN

PEND DEBITS GLOBAL STOP 110 KEENE ST

PEND CREDITS PEND CONSOL MOSCOW PA 18444 9011

LAST UPDTE 08/02/2002 BAL DTE 08/01/2002

SEL	PRE	NUMBER	RUN	TXN	EFFECT	STAT	QUANTITY	IR	ISSUED	SR	SURREN	R	C
_				C	08/01/02	* A	.2650	DR	08/01/02			N	N
	SCN			D	07/08/02	* A	25.0000			RE	07/08/02	N	N
				C	05/01/02	* A	.1900	DR	05/01/02			N	N
				C	02/01/02	* A	.1440	DR	02/01/02			N	N
	ONL			D	12/13/01	* A	25.0000			RE	12/13/01	N	N
				C	11/01/01	* A	.2160	DR	11/01/01			N	N
				C	08/01/01	* A	.1450	DR	08/01/01			N	N
				C	07/09/01	* A	11.9190	CI	07/09/01			N	N
				C	05/01/01	* A	.1320	DR	05/01/01			N	N

INSTS INQ SHARE TYPE SUMMARY 08/15/02 15:58:22 BBH6490I
B K B STOCK TRANSFER SYSTEM STSDB0RC

COMPANY 4900 AT&T CORP ISSUE 10 COMMON
TIN 187501737 SHORT NAME KUKLD011 BE ID ACCT NUM 266209128
SHARE TYPE DRP NOMINEE AS OF 08/15/2002 OPTION ALL
DONALD J:KUKLO & JOSEPH E
SHARE BALANCE 47.1860 KUKLO JT TEN
PEND DEBITS GLOBAL STOP 110 KEENE ST
PEND CREDITS PEND CONSOL N MOSCOW PA 18444 9011
LAST UPDTE 08/02/2002 BAL DTE 08/01/2002

SEL	PRE	NUMBER	RUN	TXN	EFFECT	STAT	QUANTITY	IR	ISSUED	SR	SURREN	R	C
_				C	08/01/02	* A	.2520	DR	08/01/02			N	N
	SCN			D	07/08/02	* A	25.0000			RE	07/08/02	N	N
				C	05/01/02	* A	.1810	DR	05/01/02			N	N
				C	02/01/02	* A	.1370	DR	02/01/02			N	N
	ONL			D	12/13/01	* A	25.0000			RE	12/13/01	N	N
				C	11/01/01	* A	.2090	DR	11/01/01			N	N
				C	08/01/01	* A	.1400	DR	08/01/01			N	N
				C	07/09/01	* A	11.9190	CI	07/09/01			N	N

```
INSTS          INQ SHARE TYPE SUMMARY       08/15/02        16:01:15      BBH6490I
                   B K B    STOCK    TRANSFER    SYSTEM                  STSDB0RC
COMPANY         4900    AT&T CORP                  ISSUE  10          COMMON
TIN        166465971    SHORT NAME KUKLGI11        BE ID           ACCT NUM 266209229
SHARE TYPE     DRP      NOMINEE                    AS OF 08/15/2002  OPTION ALL
                                                   GINA C:KUKLO & JOSEPH E KUKLO
SHARE BALANCE           44.4720                    JT TEN
PEND DEBITS                         GLOBAL STOP    110 KEENE ST
PEND CREDITS                        PEND CONSOL N  MOSCOW               PA 18444 9011
LAST UPDTE  08/02/2002  BAL DTE 08/01/2002

SEL  PRE NUMBER RUN TXN EFFECT   STAT     QUANTITY  IR  ISSUED   SR  SURREN   R C
                    C 08/01/02 * A          .2430 DR 08/01/02                 N N
     SCN            D 07/08/02 * A        25.0000               RE 07/08/02   N N
                    C 05/01/02 * A          .1750 DR 05/01/02                 N N
                    C 02/01/02 * A          .1310 DR 02/01/02                 N N
     ONL            D 12/20/01 * A        25.0000               RE 12/20/01   N N
                    C 11/01/01 * A          .2030 DR 11/01/01                 N N
                    C 08/01/01 * A          .1350 DR 08/01/01                 N N
                    C 07/09/01 * A        11.9190 CI 07/09/01                 N N
                    C 05/01/01 * A          .1230 DR 05/01/01                 N N
```

T.N Equity (New York Stock Exchange)

Date	Close Px Ask	Close Px Bid	Close Avg of bid/ask
6/12/2002	9.98	9.97	9.975
6/13/2002	10.38	10.34	10.36
6/14/2002	10.19	10.18	10.185
6/17/2002	10.3	10.29	10.295
6/18/2002	10.47	10.43	10.45
6/19/2002	10.02	10	10.01
6/20/2002	9.46	9.45	9.455
6/21/2002	9.81	9.79	9.8
6/24/2002	10.33	10.31	10.32
6/25/2002	9.99	9.97	9.98
6/26/2002	9.63	9.61	9.62
6/27/2002	9.91	9.85	9.88
6/28/2002	10.7	10.6	10.65
7/1/2002	10.03	10.01	10.02
7/2/2002	9.41	9.4	9.405
7/3/2002	9.66	9.62	9.64
7/5/2002	10.19	10.18	10.185
7/8/2002	10.27	10.25	10.26
7/9/2002	10.02	10.01	10.015
7/10/2002	9.78	9.77	9.775
7/11/2002	10.16	10.14	10.15
7/12/2002	10.45	10.43	10.44
7/15/2002	10.55	10.51	10.53
7/16/2002	10.2	10.18	10.19
7/17/2002	10.46	10.42	10.44
7/18/2002	10.28	10.27	10.275
7/19/2002	9.92	9.91	9.915
7/22/2002	9.52	9.5	9.51
7/23/2002	8.81	8.8	8.805
7/24/2002	9.07	9.05	9.06
7/25/2002	8.79	8.78	8.785
7/26/2002	9.14	9.13	9.135
7/29/2002	9.74	9.73	9.735
7/30/2002	10	9.99	9.995
7/31/2002	10.18	10.08	10.13
8/1/2002	9.68	9.66	9.67
8/2/2002	9.62	9.58	9.6
8/5/2002	8.69	8.68	8.685
8/6/2002	9.32	9.3	9.31
8/7/2002	9.34	9.31	9.325
8/8/2002	9.81	9.79	9.8
8/9/2002	10	9.99	9.995
8/12/2002	10.26	10.25	10.255


AT&T

295 North Maple Avenue
Basking Ridge, NJ 07920

August 16, 2002

Mr. Joseph E. Kuklo
110 Keene Street
Moscow, PA 18444

Dear Mr. Kuklo:

This is in response to your letter of August 8 regarding your request for the inclusion of a shareholder proposal in the 2003 Notice of Annual Meeting and Proxy Statement.

As you may be aware, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent or by the proponent's representative who is qualified under state law to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the annual meeting.

As a registered holder of AT&T securities, our transfer agent, EquiServe, has verified the account information that you provided to AT&T in your letter of August 8. However, consistent with the Regulation 240.14a-8, you must also provide AT&T with a written statement that you intend to continue ownership of the shares through the date of the company's annual meeting in 2003. In accordance with the SEC rule requirement that I have referenced, your response to AT&T's inquiry on this matter must be postmarked, or transmitted electronically, no later than fourteen days from the date that you received AT&T's notification.

Very truly yours,



Joseph P. Gallagher – Manager
Office of the Corporate Secretary

Via FedEx

Recycled Paper

Date 21 AUG 2002

AT&T
c/o Secretary
295 North Maple Ave.
Basking Ridge, NJ 07920

Sir:

In reference to your letter of 16 August 2002, and in my proposal of 8 August 2002:

1. The three (3) AT&T accounts will be held through the date of the next AT&T shareholders meeting.

2. At the next annual AT&T shareholders meeting, the market value of these three (3) AT&T accounts will be achieved.

3. I previously have sent a letter to the Securities and Exchange Commission, stating that, for shareholders to attend a meeting to verbally present a proposal, would be too burdensome and costly to travel from coast to coast, or, if they reside outside the continental United States. This factor weighs in favor of corporations and is a determent of shareholders NOT TO submit proposals.

A Joint-Shareholder



Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

(SEC No-Action Letter)

*1 Actuant Corporation
Publicly Available October 9, 2002

LETTER TO SEC

September 4, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Actuant Corporation

SEC File No. 1-11288

Shareholder Proposal Submitted by Mr. John Chevedden

Dear Ladies and Gentlemen:
This letter is submitted on behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), to respond to the letter, dated August 24, 2002, from Mr. John Chevedden (the "Proponent") to the Securities and Exchange Commission (the "Commission"). The Proponent's letter refers to the proposed shareholder resolution and statement of support (the "Proposal") submitted by the Proponent for inclusion in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") and the Company's request dated August 13, 2002, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, for the concurrence of the Staff of Division of Corporation Finance that no enforcement action will be recommended to the Commission if the Company omits the proposal from the Proxy Materials (the "Request Letter").

After reviewing the Proponent's August 24 letter, the Company believes that the Request Letter demonstrates why the Proposal may be omitted from the Proxy Materials. This letter will respond to the arguments made by the Proponent in his August 24, 2002 letter to the Commission.

The Company believes that the Proposal may be omitted pursuant to Rule 14a- 8(b). The Proponent does not hold the $2,000 in market value required pursuant to Rule 14a-8(b). Despite repeated requests, the Proponent has failed to provide any ownership information which substantiates his **eligibility** to submit the Proposal pursuant to the Rule 14a-8(b) requirements. Rule 14a-8 states that "you must be eligible and follow certain procedures." The Proponent knew he was not eligible because he did not hold the $2,000 in market value, but went ahead and violated Rule 14a-8 by submitting a request. The Company checked its records concerning number of shares and even followed up with the Proponent. The Company was able last year to exclude a different, but similar, proposal of the Proponent because he did not hold the requisite number of shares at that time. Consequently, the Company after checking with its transfer agent, had reason to believe that when the

Proponent submitted a shareholder proposal this year that he did not again hold the requisite number of shares. The Company confirmed with U.S. Bank, its transfer agent, that the Proponent had not acquired any additional securities since last year and continues to fail to own the requisite amount of shares. The Company met its burden to look at its own records to determine whether the Proponent is eligible to submit the proposal and gleaned that he is not. Thereafter, the Company notified the Proponent of his deficiency and the Proponent has failed to demonstrate that he is eligible to submit the proposal pursuant to Rule 14a-8(b). The Proponent does not deny that he did not hold sufficient shares to meet Rule 14a-8.

*2 For the foregoing reasons and the other reasons contained in the Company's Request Letter, the Company still requests that the Commission not recommend any enforcement action if the Proposal is excluded from the Proxy Materials.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,
Walter J. Skipper

QUARLES & BRADY LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Tel 414.277.5000

ENCLOSURE

August 24, 2002

OFFICE OF CHIEF COUNSEL

MAIL STOP 0402

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGECOMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Actuant Corporation (ATU)

SEC File No. 1-11288

Ladies and Gentlemen:
With the burden of proof on the company, the company has rested its case on a purported oral chat with an unnamed person. The words of the company are,

"According to an oral ..."

The company oral support theory is clearly a casual response to the formal requirements of Rule 14a-8 and Staff LegalBulletin No. 14.

The company is implicitly asking the Office of Chief Counsel to rely on an oral chat to make a determination that would further the company stand to limit shareholder input to the company.

Sincerely,
John Chevedden

Shareholder

ENCLOSURE

August 13, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Actuant Corporation

SEC File No. 1-11288

Filing Pursuant to Rule 14a-8(j)

Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:
On behalf of Actuant Corporation, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) as promulgated under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of this letter, the proposal in the form of a proposed shareholder resolution and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), and the other enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials") for the reason set forth below. We submit this letter to respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials.

*3 The Company presently expects to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about November 30, 2002.

Summary of Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials under Rules 14a-8(b) and (f) because the Proponent has failed to demonstrate his **eligibility** to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so.

The Proposal, Notifications of Deficiencies and Failure to Remedy

On July 18, 2002, the Company received via facsimile the enclosed letter from the Proponent transmitting a proposal (the "July 18 Proposal"). The July 18 Proposal is in the form of a request that the Company "seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption." With regard to his **eligibility** to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's letter simply stated: "Rule 14a-8 requirements are intended to be met."

As counsel for the Company, the undersigned responded to the Proponent's July 18 Proposal with the enclosed letter dated July 22, 2002 (the "July 22 Letter"). In accordance with Rule 14a-8(f), the July 22 Letter: (i) advised the Proponent of the **eligibility** requirements set forth in Rule 14a-8(b); (ii) advised the Proponent that because the Proponent's July 18, 2002 letter did not indicate that he owned any Company stock when he submitted his Proposal and during the preceding year or submit any documentation to verify his ownership, that it was the Company's position that he had not demonstrated that he was eligible to submit a shareholder proposal for the Company's 2003 Annual Meeting pursuant to Rule 14a-8; (iii) accordingly, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his proposal for such reason; and (iv) invited the Proponent to demonstrate that he was in fact eligible to submit a proposal under the requirements set forth in Rule 14a-8(b) and notified him of the time frame for his response.

On August 5, 2002, the shareholder responded to the July 22 Letter by e-mail to the undersigned (the "August 5 Response"). The e-mail, of which a copy is attached hereto, does not provide any proof of ownership, but merely states that the Proponent "will continue to hold all the shares of record until 30 days or more after the conclusion of the 2003 or next annual shareholder meeting."

Grounds for Exclusion

Rule 14a-8(b) and (f)

*4 The Company believes that the July 18 Proposal may be omitted pursuant to Rules 14a-8(b) and (f). Under Rule 14a-8(b), as the Proponent was notified in the July 22 Letter, to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the July 18 Proposal at the meeting for at least one year by the date he submitted the July 18 Proposal (and must continue to hold those securities through the date of the meeting).

The number of shares of record held by the Proponent does not independently satisfy the ownership requirements of Rule 14a-8(b). According to an oral confirmation from US Bank, the Company's transfer agent, the Proponent is the record holder of 17 shares of the Company's common stock which has been the same for prior years. [FN1] The market value of the Proponent's securities, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $721.65. [FN2] Because the Proponentis not a record holder of enough shares to satisfy the Rule 14a-8(b) requirements, the Proponent is required to substantiate his ownership of the additional requisite amount of shares. The Proponent has failed to provide any ownership information which substantiates his **eligibility** under Rule 14a-8(b). Mr. Chevedden was told he had 14 calendar days upon receipt of the Letter to respond to the Company's July 22 Letter. The Company overnighted the July 22 Letter to Mr. Chevedden on July 22, 2002 (received on July 23, 2002). Although the Company received the August 5 Response within the 14 day time frame, the August 5 Response fails to provide any ownership information to substantiate that the Proponent owns the requisite numbers of shares.

FN1. This amount accounts for a 5 for 1 reverse stock split which was effected on January 25, 2001.

FN2. Staff Legal Bulletin No. 14 indicates that generally a shareholder's investment should be based on the average of the bid and ask prices. However, because the Company lists on the New York Stock Exchange, the Bulletin indicates that a valuation determination should be made by multiplying the number of securities the shareholder owns by the highest selling price during the 60 calendar days before the shareholder submitted the proposal. The highest selling price of the Company's common stock during the 60 calendar days before the Proponent submitted his proposal was $42.45 per share, which price was reported on June 18, 2002.

End of Footnote(s).

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). See Weirton Steel Corporation (avail. March 9, 2001); Unocal Corporation (avail. February 25, 1997); Commercial Federal Corporation (avail. August 28, 1996).

Conclusion

*5 The July 22 Letter timely gave Mr. Chevedden the opportunity to demonstrate that he was eligible to submit the Proposal to the Company pursuant to Rule 14a-8. However, Mr. Chevedden has failed to comply with the requests of the July 22 Letter.

Mr. Chevedden was advised in the July 22 Letter, without addressing or waiving other possible bases for exclusion, that the Company intended to exclude his Proposal if he failed to demonstrate his **eligibility** to submit a shareholder proposal, pursuant to Rule 14a-8(b).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons discussed in this letter.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at (414) 277-5119.

Very truly yours,
Walter J. Skipper

LETTER TO SEC

September 9, 2002

OFFICE OF CHIEF COUNSEL

MAIL STOP 0402

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGECOMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Actuant Corporation (ATU)

SEC File No. 1-11288

Ladies and Gentlemen:
The company, finding a need to send another letter to the Office of Chief Council, again failed to provide any information beyond an alleged verbal chat with an unnamed person.

The purported company grounds ring hollow based solely on a purported oral chat with an anonymous person.

Sincerely,
John Chevedden

Shareholder

ENCLOSURE

July 22, 2002

MR. JOHN CHEVEDDEN

2215 NELSON AVENUE, NO. 205

REDONDO BEACH, CALIFORNIA 90278

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:
This letter is in response to the shareholder proposal you submitted to Actuant Corporation (the "Company") via facsimile on July 18, 2002. This letter is to notify you that the Company intends to exclude your proposal if you fail to provide substantiation of your stock ownership in the Company pursuant to the requirements of Rule 14a-8(b). Because of your failure to follow the provisions of Rule 14a-8, we are not required to list the other deficiencies with your proposal, but we are reserving our rights to do so at a later date.

Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. On behalf of the Company, we have contacted its transfer agent regarding your recorded ownership of shares. According to the transfer agent you currently hold 17 shares of the Company's common stock. This amount is not sufficient for **eligibility** under Rule 14a-8(b). Consequently, the Company cannot independently verify your **eligibility** and you must prove your **eligibility** by providing documentation that you own enough additional shares to satisfy the requirements.

***6** To prove your **eligibility**, you must do one of the following:
(i) submit to the Company a written statement from the record holder of your securities (usual a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or
(ii) provide the Company with a Schedule 13D, Schedule 13G, Form 4 or Form 5 which demonstrates your ownership as of or before the date on which the one- year **eligibility** period begins, along with a statement that you have owned the requisite number of securities for the one-year period prior to the date of the statement.

Along with one of these form of documentation, you are also required to provide a written statement that you intend to continue ownership of the shares through the date of the Company's annual meeting.

We have included a copy of Rule 14a-8 and a copy of Staff Legal Bulletin No. 14 with the letter. You may reference these items if you have any further questions on how to prove your **eligibility**. You have 14 calendar days to respond to this notice. Your response must be postmarked, or transmitted electronically to the Company, no later than 14 days from the date you receive this notice. You may contact me if you have any questions.

Very truly yours,
Walter J. Skipper

ENCLOSURE

July 18, 2002

MR. ROBERT C. ARZBAECHER

CHAIRMAN

ACTUANT CORPORATION (ATU)

6100 NORTH BAKER ROAD

MILWAUKEE, WI 53209

Dear Mr. Arzbaecher and Directors of Actuant Corporation (ATU),
This Rule 14a-8 shareholder proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met. The consideration of the company and Directors is appreciated.

Sincerely,
John Chevedden

Shareholder

Actuant Corporation

3- SHAREHOLDER VOTE ON POISON PILLS

PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

Shareholders request that the company seek shareholder approval of any poison pill that is not redeemed or pill that has started the process of adoption. This applies at the time that the definitive proxy statement is submitted to the Securities and Exchange Commission in preparation for each future annual meeting after adoption of this proposal. A shareholder vote on this topic can serve as a meaningfulcheck-and-balanceinput to our directors on this key topic.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

SUPPORTING STATEMENT

Why enable shareholders to vote on the poison pill topic?

• The Council of Institutional Investors www.cii.org - an association of institutional investors whose assets exceed $1 Trillion - recommends poison pills first be approved by shareholders.

*7 • Institutional investors own 78% of Actuant stock.

• Institutional investors have a fiduciary duty to vote in the best interest of their investors.

What incentive is there for good corporate governance which can include shareholder vote on poison pills?

A survey by McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.
Source: Wall Street Journal

Institutional Investor Support

Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 24 major companies in 2000. A number of these 24 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff with specialized resources, combined with a fiduciary duty and an independent perspective to thoroughly study the issues involved in this topic.

This Topic Consistent with Shareholder Value

A 2001 study at Harvard Business School and the University of Pennsylvania's Wharton School studied the relationship between their corporate governance index for 1,500 companies and firm performance from 1990 to 1999. Result: Good corporate governance was positively and significantly related to company value. This index included whether a company had a poison pill.

An Objective Company Position Statement

Our directors are encouragedto include in the company position statement to this proposal a list of 10 recent and respected articles and/or studies that support this topic. Also to make the full text available to shareholders upon request, in a 24-hour email response where possible. These reports/studies are expected to increase the opportunity for our Directors to give this topic an objective evaluation.

SHAREHOLDER VOTE ON POISON PILLS

PROPOSAL TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

YES ON 3

The above format is intended for unedited publication with the company raising in advance any typographical question.

This format contains the emphasis intended.

From a fairness perspective it is expected that if the company deletes any of the formatting elements of this proposal that the company similarly delete those specific formatting elements throughout the complete definitive proxy.

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 9, 2002

Publicly Available October 9, 2002

Re: Actuant Corporation

Incoming letter dated August 13, 2002

The proposal relates to poison pill plans.

There appears to be some basis for your view that Actuant may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of Actuant's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Actuant omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

*8 Sincerely,

Keir D. Gumbs

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31269691 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 27, 2003

The proposal relates to placing a cap on top salaries.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of AT&T's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Katherine W. Hsu
Attorney-Advisor